1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 5, 2012	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares in Yanzhou Coal Mining Company Limited.

These materials contained in this announcement are not for distribution, publication or circulation, directly or indirectly, in or into the United States.

This announcement is solely for the purpose of reference and does not constitute an offer of securities for sale or an invitation to purchase securities in the United States or any other jurisdiction. Any securities described herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or under any securities laws of any state or other jurisdiction of the United States. Unless exempt from registration and in compliance with the securities laws of any state or other jurisdiction of the United States, any securities described herein may not be sold, offered for sale, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). There will be no public offer or sale of the securities described herein in the United States.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE SEVENTH MEETING OF THE FIFTH SESSION OF

THE BOARD OF DIRECTORS, INCLUDING:

(1) PROPOSAL IN RELATION TO MERGER OF YANCOAL AUSTRALIA

LIMITED AND GLOUCESTER COAL LTD;

(2) PROPOSAL IN RELATION TO ISSUE OF USD BONDS IN OVERSEAS

MARKETS;

(3) PROPOSAL IN RELATION TO AMENDMENTS TO THE ARTICLES OF

ASSOCIATION AND THE RULES OF PROCEDURES FOR THE BOARD;

(4) PROPOSAL IN RELATION TO AMENDMENTS TO TERMS OF REFERENCES

FOR COMMITTEES OF THE BOARD; AND

(5) HOLDING OF THE 2012 SECOND EXTRAORDINARY GENERAL MEETING

The purpose of this announcement is to disclose the resolutions passed at the Seventh Meeting of the Fifth Session of the Board on 5 March 2012, approving the proposals in relation to: (1) the merger of Yancoal Australia Limited and Gloucester Coal Ltd.; (2) issue of USD bonds in the overseas markets; (3) the amendments to the Articles of Association and the Rules of Procedures for the Board; (4) the amendments to terms of references for committees of the Board; and (5) holding of the 2012 second extraordinary general meeting.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the Seventh Meeting of the Fifth Session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 1 March 2012 by way of written notices or e-mails. The meeting was held on 5 March 2012 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) through written resolutions. Eleven directors of the Company were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations such as the Company Law of the People’s Republic of China, and the Articles of Association of the Company.

The eleven directors of the Company present at the meeting unanimously agreed and passed the following resolutions:

1.	To approve the “Proposal in Relation to the Approval of the Merger Of Yancoal Australia Limited And Gloucester Coal Ltd.”;

Approved the implementation of the merger of Yancoal Australia Limited (“Yancoal Australia”), a wholly-owned subsidiary of the Company, and Gloucester Coal Ltd. (“Gloucester”), and the signing of a supplementary agreement to the Merger Proposal Deed, pursuant to which, among other things, upon the completion of the merger, the Company will hold 78% equity interests in Yancoal Australia while the existing shareholders of Gloucester will hold 22% equity interests in Yancoal Australia, and cancellation the originally agreed deferral mechanism in the value protection arrangements.

Details of the above-mentioned merger are set out in the announcement of the Company dated 22 December 2011 in relation to the discloseable transaction of merger of Yancoal Australia Limited and Gloucester Coal Ltd. by way of a scheme of arrangement and the announcement of the Company dated 5 March 2012 in relation to update on the merger of Yancoal Australia Limited and Gloucester Coal Ltd. published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the website of the Company (http://www.yanzhoucoal.com.cn).

2.	To approve the “Proposal in Relation to Issue of USD Bonds in the Overseas Markets by Yanzhou Coal Mining Company Limited” and submission of the proposal for consideration and approval at a general meeting;

(1)	Approved the issue of USD bonds of an principal amount not expected to exceed US$1.0 billion (including US$1.0 billion) (hereafter as “Issue of USD Bonds”) by the Company through an wholly-owned offshore subsidiary, i.e., the issuer, in the overseas markets, and submission of the proposal for consideration and approval at a general meeting;

(2)	Approved the provision of a guarantee to the issuer by the Company for the Issue of USD Bonds and submission of the proposal for consideration and approval at a general meeting;

(3)	To propose to the general meeting that authorization be granted to the Board (which may in turn authorize the management) by the shareholders at the general meeting and, pursuant to the applicable laws, regulations and opinions and advice from relevant regulatory authorities, and from the general principle of acting in the best interest of the Company, to deal with all matters in connection with the Issue of USD Bonds, including but not limited to:

(i)	based on the actual conditions and in consultation with the lead managers, determining the actual terms and implementation of the Issue of USD Bonds, including, without limitation, determination of a suitable issuer, the timing of the issue, whether to issue in multiple tranches and in multiple categories, size and term of each tranche and category, term and method of payment of the principal and interest, pricing method, nominal value, interest rate, whether to incorporate terms of repurchase or redemption, the rating arrangement, the specific arrangements for the use of proceeds, the guarantee matters, the offering, registration and listing of the bonds, place of listing and all matters in relation to the plan of the issue;

(ii)	determining and engaging intermediaries participating in the Issue of USD Bonds, signing all the agreements and documents relating to the issuance and listing of the bonds, including, without limitation, the underwriting agreement, guarantee agreement, bond indenture, engagement letters with intermediaries and listing agreement, and arranging disclosure of relevant information pursuant to the applicable laws, regulations and other regulatory rules (including but not limited to the preliminary and final offering memoranda of the bonds, and all announcements in relation to the Issue of USD Bonds that are required to be published in compliance with relevant requirements of the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc.);

(iii)	determining and engaging a trustee of the bonds and signing the trust agreement as well as formulating rules for the bondholders’ meeting;

(iv)	undertaking the filing and listing matters with regard to the Issue of USD Bonds and, including, without limitation, preparing, revising, filing and submitting relevant materials relating to the issuance and listing of the bonds and the provision of guarantee by the Company for the issuer, and signing relevant filing documents and other legal documents.

(v)	in case of any changes to the applicable laws, regulations and other regulatory rules and policies of PRC regulatory authorities on the overseas offering of bonds or market conditions, making relevant adjustment to the issue plan of the bonds, unless shareholders’ approval is otherwise required pursuant to relevant laws, regulations and the Articles of Association of the Company;

(vi)	dealing with all other matters in connection with the Issue of USD Bonds.

(4)	The Issue of USD Bonds shall be effected within 12 months after approval by shareholders at a general meeting. The authorization will be valid from the date of approval by shareholders at a general meeting to expiry of the validity of the shareholders’ resolution relating to the Issue of USD Bonds or the completion of the implementation of the above-mentioned authorized matters (depending on whether the bonds have been issued by then).

For details of the plan of the Issue of USD Bonds in the overseas markets, please refer to the circular of the 2012 second extraordinary general meeting of the Company to be despatched at the appropriate time.

3.	To approve the “Proposal in Relation to the Amendments to the Articles of Association of Yanzhou Coal Mining Company Limited (the “Articles of Association”) and the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited (the “Rules of Procedures for the Board”)” and submission of the proposal for consideration and approval at a general meeting;

For details of the amendments to the Articles of Association and the Rules of Procedures for the Board, please refer to the circular of the 2012 second extraordinary general meeting of the Company to be despatched at the appropriate time.

4.	To approve the “Proposal in Relation to the Amendments to the Terms of References for Committees of the Board of Yanzhou Coal Mining Company Limited”;

The proposed amendments to the terms of references for the Audit Committee, the Remuneration Committee and the Nomination Committee in accordance with the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited were approved.

The revised terms of references of each of the committees of the Board can be found on the website of the Shanghai Stock Exchange (http://www.sse.com.cn), the website of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the website of the Company (http://www.yanzhoucoal.com.cn).

5.	To hold the 2012 second extraordinary general meeting of Yanzhou Coal Mining Company Limited.

Authorization is given to any director to decide on matters such as the time for convening the extraordinary general meeting, the detailed contents of the notice, circular and other relevant documents for the extraordinary general meeting, and the despatch of the notice, circular and other relevant documents for the extraordinary general meeting.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

5 March 2012

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC